UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2026

Tyler Eades
Vice President and Chief Financial Officer
Kentucky First Federal Bancorp
655 Main Street
Hazard, KY 41702

Re: Kentucky First Federal Bancorp
Form 10-K for the Fiscal Year Ended June 30, 2025
File No. 000-51176

Dear Tyler Eades:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Clay Hulette (CEO)